QuickLinks -- Click here to rapidly navigate through this document

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada and the related notes to these financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries.

Overview

Description of Our Business

        We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply our customers with business-critical information from multiple Thomson and third-party databases and further enhance its value with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

        We serve customers in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth.

        We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific & Healthcare.

        We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate costs, costs associated with our stock appreciation rights and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that were previously maintained in our financial group.

        Our total revenues for 2002 were $7,756 million, an increase of 7% from $7,237 million in 2001. In 2002, we derived approximately 60% of our revenues from sales of products under subscription arrangements, 37% from other products and services and only 3% from advertising. A significant component of our revenues included in the "Other products and services" category was sales of textbooks from our publishing businesses. Our revenues are generally recurring or predictable and are derived from a diverse customer base. In both 2002 and 2001, 83% of our revenues were from our operations in North America and in each year, no single customer accounted for more than 2% of our total revenues.

        Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, after which they automatically renew or are renewable at our customers' option, and the renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. We recognize revenues from sales of some products, primarily our textbooks, after we estimate customer returns. We sell our textbooks and related products to bookstores on terms that allow them to return the books to us if they are not sold. We utilize incentive programs to encourage our customers to order an appropriate number of books to reduce the number of books returned to us.

        We segment our financial results geographically by origin in our financial statements, on the basis of the location of our operations that produce the product or service. The following table presents a summary of our revenues, before intercompany eliminations, segmented geographically for the years ended December 31, 2002 and 2001:

	Year ended December 31, 2002		Year ended December 31, 2001
(millions of U.S. dollars)
	Revenues	%	Revenues	%
United States	6,358	81%	5,943	81%
Europe	1,029	13%	902	12%
Asia-Pacific	271	3%	225	3%
Canada	180	2%	153	2%
Other countries	77	1%	105	2%

	7,915	100%	7,328	100%
Eliminations(1)	(159)		(91)

Total	7,756		7,237

(1)
Represents intercompany sales from one region to another.

        We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot increase our prices proportionately. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk. We are seeking to continue to increase our revenues from outside North America as a percentage of our overall revenues.

        We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically. We deliver information electronically over the Internet, through dedicated transmission lines, on compact discs (CDs) and more recently through handheld wireless devices. In 2002, 53% of our revenues from ongoing businesses were derived from products and services delivered electronically, a slight decrease from 54% in 2001. While the absolute amount of revenues from products and services delivered electronically increased by 6% in 2002, electronic revenues as a percentage of our total revenues decreased, primarily due to our acquisition in 2001 of the higher education, corporate training and assessment businesses of Harcourt General Inc., or Harcourt, which have a higher percentage of print-based revenues than our other businesses. However, we expect that electronic revenues as a percentage of our total revenues will increase slightly in 2003 compared to 2002 as we continue to emphasize electronic delivery, and as markets outside of North America continue to incorporate technology into their workflow.

        Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world. This allows us to increase our revenues and expand our margins because products and services delivered electronically generally have lower variable costs than those that are print-based.

        Our most significant expense is labor. Labor includes all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes, but does not include costs related to our stock appreciation rights. Labor represented approximately 59% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2002 compared to approximately 57% in 2001. No other category of expenses accounted for more than 10% of our operating costs in either 2002 or 2001.

        Beyond labor costs, the operating costs of our market groups and our individual businesses vary widely. The most significant additional cost items are the development and production of textbooks by some of our businesses, including the costs of paper and the printing and binding of books.

        We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2001 and 2002, our total capital expenditures were $1.2 billion, of which approximately 70% was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. However, we expect our technology-related expenditures to decline as a percentage of revenues in 2003 because we have largely completed our transformation into a provider of integrated information solutions, which required a significant initial investment in technology.

Acquisitions

        During 2001 and 2002, we completed a total of 57 acquisitions for an aggregate cost of over $2.6 billion. Our 2001 acquisition of Harcourt's higher education, corporate training and assessment businesses for $2.1 billion was the most significant of these transactions and represented a strategic acquisition which significantly enhanced the scale and scope of our learning group and, to a lesser extent, our legal and regulatory market group. Our other acquisitions in 2001 and 2002 were more tactical in nature and generally related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. During 2001 and 2002, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. Generally, the businesses that we acquired in 2001 and 2002 have initially had lower margins than our existing businesses.

        When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. Because we often combine the acquired products and services with our existing offerings, it is becoming increasingly difficult for us to determine the contribution that acquired businesses make to our revenues and operating profits. In addition, we may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. We include many of these costs in our operating or restructuring costs.

Seasonality

        We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of EBITDA, Adjusted Operating Profit, Adjusted Earnings from Continuing Operations and Free Cash Flow

        We use the following to measure our operating performance, including our ability to generate cash flow:

  •
  EBITDA.  Among other things, earnings before interest, taxes, depreciation, amortization and restructuring charges, or EBITDA, eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance.

  •
  Free cash flow.  We also evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings from continuing operations.  We measure our earnings attributable to common shares to adjust for non-recurring items, which we refer to as adjusted earnings from continuing operations, to assist in comparing them from one period to another.

        EBITDA, adjusted operating profit, free cash flow, adjusted earnings from continuing operations and related measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles, or GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net income or other measures of financial performance calculated in accordance with GAAP. We reconcile EBITDA, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP in the following discussion.

Results of Operations

Consolidated Operations

        Our results from continuing operations exclude the results of our discontinued newspaper operations, discussed under "Operating Results by Business Segment — Discontinued Operations" below. Our results from ongoing businesses exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (disposals). The principal businesses included in disposals were various businesses in our financial group in 2001 and 2002 and Jane's Information Group, or Jane's, in 2001.

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Total businesses
Revenues	7,756	7,237	7%
EBITDA	2,060	1,786	15%
EBITDA margin	26.6%	24.7%
Adjusted operating profit	1,518	1,310	16%
Adjusted operating profit margin	19.6%	18.1%
	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Ongoing businesses
Revenues	7,736	7,162	8%
EBITDA	2,062	1,789	15%
EBITDA margin	26.7%	25.0%
Adjusted operating profit	1,522	1,319	15%
Adjusted operating profit margin	19.7%	18.4%

        Revenues.    The increases in revenues were primarily attributable to contributions from acquisitions, most notably our July 2001 acquisition of certain businesses of Harcourt, as well as growth in the existing businesses of all of our market groups, except our financial group.

        EBITDA and adjusted operating profit.    The following table provides a reconciliation of operating profit to both EBITDA and adjusted operating profit for the years ended December 31, 2002 and 2001.

	Year ended December 31,
(unaudited) (millions of U.S. dollars)
	2002	2001
Operating profit	1,224	836
Add back:
Restructuring charges	6	30
Amortization	288	444

Adjusted operating profit	1,518	1,310
Add back:
Depreciation	542	476

EBITDA	2,060	1,786

        The increases in EBITDA and EBITDA margin were primarily due to increased revenues, efficiencies realized at acquired companies and stringent cost controls. Additionally, we realized a $32 million gain in connection with the reversal of a valuation allowance against the value of assets in one of our pension plans. This gain was recorded within corporate and other, and is discussed more fully under that section. The increases in adjusted operating profit reflected the increased EBITDA, partially offset by increased depreciation expense.

        Depreciation and amortization.    Depreciation in 2002 increased 14% to $542 million from $476 million in 2001. This increase reflected recent acquisitions and capital expenditures. Amortization in 2002 decreased 35% to $288 million from $444 million in 2001, primarily due to the adoption of a new accounting standard effective January 1, 2002, which requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized. Therefore, we did not reflect amortization of those balances in our 2002 results, but we included this amortization in our results for 2001.

        Restructuring charges.    We incurred restructuring charges of $6 million in 2002 related to strategic initiatives in our legal and regulatory group and Thomson Media. In 2001, we incurred $30 million of restructuring charges, of which $20 million related to the integration of certain Harcourt businesses that we acquired, $8 million related to strategic initiatives in our legal and regulatory group and $2 million related to the reorganization of certain magazine operations within our scientific and healthcare group to eliminate non-strategic and unprofitable products.

        Net (losses) gains on disposals of businesses and investments.    Our net losses on the disposals of businesses and investments in 2002 totaled $34 million. These losses related primarily to a reduction in the carrying value of certain investments to reflect their fair values. In 2001, our net gains on disposals of businesses and investments were $302 million and consisted primarily of a $317 million gain on the disposal of The Globe and Mail newspaper in January 2001 and an $80 million gain on the disposal of Jane's in April 2001. Those amounts were partially offset by a reduction of $100 million in the carrying values of certain investments to reflect their fair values.

        Net interest expense and other financing costs.    Our interest expense in 2002 increased 23% to $291 million from $236 million in 2001. This increase reflected increased borrowings to finance acquisitions, particularly our acquisition of certain Harcourt businesses in 2001.

        Income taxes.    Our income tax expense in 2002 of $192 million represented 21.4% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting. This compares with income tax expense of $168 million in 2001 and an equivalent percentage of 18.6%. Our effective income tax rate in each year was lower than the statutory corporate income tax rate in Canada of 38.6% (2001 — 40.2%) due principally to the lower tax rates and various tax strategies applicable to our operating and financing subsidiaries in countries outside Canada. We expect our effective income tax rate to continue to increase over the next several years.

        Equity in net losses of associates, net of tax.    Equity in net losses of associates includes our proportionate share of net losses of investments accounted for using the equity method, as well as writedowns from the reduction in carrying value of certain investments accounted for under the equity method. In 2002, equity in losses of associates, net of tax, was $101 million, compared to $50 million in 2001. The increase was primarily due to a goodwill impairment charge recorded by one of our equity-method investees, of which our proportionate share was $67 million. Subsequent to December 31, 2002, we sold our interest in this investment. See "Subsequent Events." Additionally, we wrote down the carrying values of certain equity-method investments to reflect their fair values. The most significant of these writedowns was a $12 million writedown in our financial group. Those losses were partially offset by the reduced amortization expense recognized by equity-method investees due to the impact on our investees of their adoption of the new accounting standard related to goodwill and identifiable intangible assets.

        Earnings attributable to common shares.    In 2002, earnings attributable to common shares were $596 million, compared to $749 million in 2001. These results are not directly comparable, however, because of the adoption in 2002 of the new accounting standard related to goodwill and identifiable intangible assets. If the new accounting standard had been in effect in 2001, earnings attributable to common shares in 2001 would have been $943 million. Those results, however, are still not directly comparable because of certain one-time items.

        The following table presents a summary of our earnings and our earnings per common share from continuing operations for both 2002 and 2001. The table excludes one-time items from both years and adjusts the 2001 results as if the new accounting standard related to goodwill and identifiable intangible assets had been in effect during 2001.

	Year ended December 31,
(unaudited) (millions of U.S. dollars, except per common share amounts)
	2002	2001
Earnings attributable to common shares	596	749
Exclude earnings from discontinued operations	(9)	(92)
Adjust for effect of new accounting standard, net of tax	—	194

Earnings attributable to common shares from continuing operations after new accounting standard	587	851
Adjust for one-time items:
Net losses (gains) on disposals of businesses and investments	34	(302)
Restructuring charges	6	30
Proportionate share of goodwill impairment recognized by equity-method investee	67	—
Tax on above items	—	66

Adjusted earnings from continuing operations	694	645

Adjusted earnings per common share from continuing operations	$1.08	$1.03

        On a comparable basis, adjusted earnings from continuing operations in 2002 were $694 million, compared to $645 million in 2001. This increase was primarily attributable to growth in existing businesses and a $22 million after-tax gain in connection with the reversal of a valuation allowance against the value of assets in one of our pension plans, partially offset by writedowns in the value of equity-method investments. At the adjusted earnings level, increased operating profit from acquisitions was more than offset by increased amortization of identifiable intangible assets and interest expense relating to those acquisitions.

Operating Results by Business Segment

Thomson Legal & Regulatory

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	2,961	2,844	4%
EBITDA	928	860	8%
EBITDA margin	31.3%	30.2%
Adjusted operating profit	769	713	8%
Adjusted operating profit margin	26.0%	25.1%

        The increase in revenues was primarily attributable to contributions from acquired businesses, growth in software sales, higher global Westlaw sales and increased sales at our FindLaw business. These increases were partially offset by reduced demand in our business information and news business, slower global trademark activity and a decrease in revenues in Latin America.

        Revenue growth attributable to acquisitions was primarily due to BAR/BRI, a provider of bar examination review courses acquired in July 2001 as part of the Harcourt acquisition; NewsEdge, a provider of real-time news and information products acquired in September 2001; and ProLaw, a provider of productivity tools for law firms and corporate legal departments acquired in August 2001.

        In the United States, growth in Westlaw sales in 2002 was driven primarily by increased sales to mid-sized law firms, and to a lesser degree to governmental and corporate customers and large and small-sized law firms. Internationally, the introduction of country-specific versions of Westlaw in countries such as Germany and Canada also contributed to revenue growth in 2002. Increased sales of tax compliance software and our Checkpoint online tax service contributed to higher revenues in the tax and accounting businesses. Increased sales of online products, software and services continued to be strong in 2002, but that growth was partially offset by increasing subscription cancellations in print and CD media, as economic conditions forced some of our customers to reconsider purchasing information in multiple media.

        The increases in EBITDA and adjusted operating profit, along with improvements in the corresponding margins, reflected the revenue growth described above and significant cost containment across the market group.

Thomson Learning

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	2,290	1,851	24%
EBITDA	520	406	28%
EBITDA margin	22.7%	21.9%
Adjusted operating profit	354	264	34%
Adjusted operating profit margin	15.5%	14.3%

        The increase in revenues was primarily attributable to contributions from acquisitions and growth in existing businesses. Revenue contributions from acquisitions were primarily from the inclusion of the full year results for certain businesses of Harcourt that we acquired in July 2001. Revenue growth in existing businesses was primarily from our academic publishing and international businesses, as well as from certain businesses in our lifelong learning business. Our academic businesses benefited from the continuing increase in enrollment in colleges and universities. Because of technology and globalization, more enrollment in online degree and certificate courses is occurring, particularly where traditional college campuses have become overcrowded. These revenue increases were partly offset by decreases in our information technology training business, reflecting the lowering of corporate training budgets in an attempt to control costs.

        The increases in EBITDA and adjusted operating profit and related margins reflected revenue growth, improved efficiencies realized from combining the acquired Harcourt businesses with our existing businesses, and lower one-time costs related to our acquisition of the Harcourt businesses.

Thomson Financial

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	1,543	1,585	(3%	)
EBITDA	418	401	4%
EBITDA margin	27.1%	25.3%
Adjusted operating profit	249	252	(1%	)
Adjusted operating profit margin	16.1%	15.9%

        The decrease in revenues was primarily attributable to the continued global slowdown in the financial services industry. Decreased trading volume in all major markets and continued deterioration in transaction services such as mergers, acquisitions and equity offerings led to reduced profitability for some of our customers in 2002. In 2002, some of our customers reduced their capital spending and budgets, which in turn led to some product cancellations and pressure on our pricing. These decreases in revenues were partially offset by increases in revenues in our corporate business, which resulted from increased demand for our Capital Markets Intelligence (CMI) and Outbound products; at Beta, a securities data-processing business; at Autex, a real-time network for trade-order indications and executions; and at Omgeo, our partnership with the Depository Trust & Clearing Corporation for transaction processing services.

        Despite the decrease in revenues, EBITDA and EBITDA margin increased slightly as a result of leveraging initiatives, cost controls and platform consolidation across the businesses in our financial market group.

        In the fourth quarter, we repositioned our businesses that sell equity products and services. As a result of this repositioning, we reduced the number of sales and technology personnel required to serve customers, and we took a $20 million charge in the fourth quarter primarily related to severance. Offsetting this charge were net credits of $30 million, also recognized in the fourth quarter, which largely related to the reversal of bonus-related accruals which were no longer required due to the lower than expected performance of our financial group's businesses.

        Increases in EBITDA flowed through to adjusted operating profit, but were offset by higher depreciation expense arising from a greater level of capital expenditures in 2001. These capital expenditures were primarily related to expenditures on the group's new headquarters in New York, ILX's new data center and Omgeo's trade management project. The increased depreciation expense offset the increases in EBITDA, leading to a decrease in adjusted operating profit for 2002.

Thomson Scientific & Healthcare

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001	Change
Revenues	780	692	13%
EBITDA	206	174	18%
EBITDA margin	26.4%	25.1%
Adjusted operating profit	179	150	19%
Adjusted operating profit margin	22.9%	21.7%

        The increase in revenues was generated by contributions from acquisitions and from existing businesses. Revenue growth from acquisitions primarily came from Gardiner-Caldwell, a provider of continuing medical education acquired in December 2001; Wila Verlag, a provider of patent information acquired in April 2002;

and Current Drugs, a provider of databases to entities in the pharmaceutical and biotechnology industries acquired in August 2002.

        Growth from existing businesses resulted from increased subscription sales of scientific, drug and patent information, as well as increased revenues from continuing medical education programs. Among the factors driving revenue growth were penetration of non-North American markets, pharmaceutical company demand for drug and patent-related information in connection with research and development, increases in drug and clinical point-of-care solutions to healthcare providers, and the continuing trend of pharmaceutical companies expanding their sponsorship of continuing medical education programs. These increases were partially offset by lower revenues in advertising-sensitive healthcare magazines.

        The increases in EBITDA, adjusted operating profit and the corresponding margins resulted from these increased revenues, but also from effective cost controls and benefits arising from restructuring efforts undertaken in 2001.

Corporate and Other

        Revenues, which relate solely to Thomson Media, decreased by 9% from $222 million in 2001 to $201 million in 2002 as a result of reduced advertising revenues across all publications.

        The EBITDA loss for 2002 in corporate and other was $10 million, compared to an EBITDA loss of $52 million in 2001. The improvement in EBITDA was primarily attributable to a $32 million gain in connection with one of our U.K. pension plans and cost reductions in Thomson Media which partially offset the lost revenue. Canadian accounting principles require us to record a valuation allowance against the assets of overfunded pension plans if the assets cannot be used by us to reduce future contributions to the plans. When the values of these assets decline, the need for the valuation allowance against the assets also declines. However, we recognize the decline in the value of the assets over time, while we recognize in income immediately the reduction in the valuation allowance, as computed on the measurement date of the plan. In the fourth quarter of 2002, such a situation occurred with respect to one of our U.K. pension plans due to the decline in equity markets. As such, we reversed the valuation allowance against the assets, which resulted in a pre-tax gain of $32 million.

Discontinued Operations

        In February 2000, we announced our intention to sell our newspaper interests. The primary activities of this group were the publishing of newspapers and other advertising and specialty publications in the United States and Canada. We completed the disposition of our newspaper interests during 2001. In conjunction with the expiration of certain representation and warranty periods associated with the disposals, we released reserves of $9 million in 2002.

Liquidity and Capital Resources

Financial Position

        At December 31, 2002, our total assets were $18,542 million, which represented a slight decrease from the December 31, 2001 asset balance of $18,650 million. This decrease was primarily due to depreciation and amortization charges of $830 million and a reduction of goodwill and identifiable intangible assets of $192 million in connection with the adoption of the new accounting standard. These decreases were largely offset by additions from acquisitions and increases in the balances of non-U.S. dollar denominated net assets due to currency translation movements.

        Our total assets by market group are as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2001
(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,195	39%	7,335	39%
Thomson Learning	5,328	29%	5,335	29%
Thomson Financial	3,022	16%	3,302	18%
Thomson Scientific & Healthcare	1,023	6%	893	5%
Corporate and other	1,974	10%	1,785	9%

Total assets	18,542	100%	18,650	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

	As at December 31,
(millions of U.S. dollars)
	2002	2001
Short-term indebtedness	316	620
Current portion of long-term debt	318	473
Long-term debt	3,487	3,651

Total debt	4,121	4,744
Swaps	161	238

Total debt after swaps	4,282	4,982
Less: cash	(709)	(532)

Net debt	3,573	4,450

Shareholders' equity	8,954	8,220

Net debt/equity ratio	0.40:1	0.54:1

        At December 31, 2002 and 2001, shareholders' equity includes $442 million of preference share capital redeemable only at our option. In February 2003, we announced that we will redeem all of our outstanding Series V Cumulative Redeemable Preference Shares. Following the redemption in April 2003, our preference share capital will be $110 million, representing our Series II preference shares. See "Subsequent Events" for further information.

        The following table displays the changes in our shareholders' equity for the year ended December 31, 2002:

(millions of U.S. dollars)
Balance at January 1, 2002	8,220
Earnings attributable to common shares for the year ended December 31, 2002	596
Effect of adoption of accounting standard	(183)
Issuance of common shares	437
Common dividend payments	(283)
Reduction of cumulative translation losses	167

Balance at December 31, 2002	8,954

        Presently, our long-term debt is rated "A3" (stable outlook) by Moody's, "A-" (stable outlook) by Standard & Poor's and "A (low)" by Dominion Bond Rating Service, or DBRS, and our short-term debt is rated "R1 (low)" by DBRS. As a result of the improvement in our financial position in 2002 compared to 2001, Standard & Poor's revised its outlook on our rating from "negative" to "stable." The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Cash Flow

        Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and the reinvestment of dividends, primarily by The Woodbridge Company Limited, or Woodbridge, our principal shareholder. Please see "Related Party Transactions" below for more information about our dividend reinvestment arrangement with Woodbridge. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in 2002 was $1,691 million, compared to $1,651 million for 2001. This increase reflected a higher level of EBITDA and accounts receivable collections, offset partially by voluntary contributions to two of our defined benefit pension plans and higher tax payments.

        Investing activities.    Cash used in our investing activities in 2002 was $910 million, compared to $3,015 million for 2001. The higher use of cash in 2001 was primarily attributable to our purchase in July 2001 of certain Harcourt businesses for $2,060 million.

        Additions to property and equipment in 2002 decreased 24% to $523 million from $684 million in 2001. Higher additions in 2001 reflected certain one-time expenditures in our legal and regulatory group related to investments in a new enterprise resource planning system at West and technology-related purchases, and in our financial group, related to expenditures for the group's new headquarters in New York, ILX's new data center and Omgeo's trade management project.

        Other investing activities, which primarily comprise activity on acquisition and disposition related reserves, were $166 million in 2002, compared to $359 million in 2001. The decrease reflected the completion of many post acquisition and disposal activities during the year.

        Financing activities.    Cash used in our financing activities was $614 million for the year ended December 31, 2002. This amount reflected repayments of outstanding public debt, other debt, commercial paper and revolving bank credit facilities, as well as dividends paid, partly offset by the receipt of proceeds from our issuance of common shares and public debt, both of which are discussed below. Cash provided by our financing activities was $1,563 million for the year ended December 31, 2001. These amounts reflected the issuance of medium-term notes, public debt and borrowings under revolving bank credit facilities, partly offset by the repayment of outstanding public debt, as well as dividends paid.

        On June 12, 2002, our common shares were listed on the New York Stock Exchange. On June 14, 2002, we and our principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Proceeds to us from the offering, net of the underwriting commissions and expenses, of $437 million were used for general corporate purposes, including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. As of December 31, 2002, the Thomson family, through Woodbridge and its affiliates, beneficially owned approximately 69% of our common shares. The expenses incurred from the offering were divided equally between us and Woodbridge, other than the underwriting commission, which was allocated based upon the proportionate share of the proceeds from the offering received by each party.

        In January 2002, we issued $400 million of U.S. dollar denominated unsecured notes due February 1, 2008, bearing an annual interest rate of 5.75%, payable semi-annually. We used the net proceeds of $397 million from the offering primarily to repay indebtedness.

        Dividends declared during 2002 were $451 million compared to $439 million in 2001. Of this amount, $168 million in 2002 and $160 million in 2001 were reinvested in common shares through our dividend reinvestment plan, primarily by Woodbridge, resulting in common share dividend cash payments of $283 million and $279 million, in 2002 and 2001, respectively.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for 2002 and 2001:

	Year ended December 31,
(millions of U.S. dollars)
	2002	2001
Net cash provided by operating activities	1,691	1,651
Additions to property and equipment	(523)	(684)
Other investing activities, net	(166)	(359)
Dividends paid on preference shares	(22)	(28)

Free cash flow	980	580

        The improvement in our free cash flow in 2002 compared to 2001 was primarily a result of higher EBITDA and accounts receivable collections, as well as lower capital expenditures and lower levels of acquisition and disposition related reserve activity, which are the principal components of other investing activities. These improvements were partially offset by voluntary cash contributions made in 2002 to two of our defined benefit pension plans and higher tax payments than in 2001.

        Commercial paper program and facilities.    At December 31, 2002, including related currency swaps, $305 million of commercial paper was outstanding compared to $605 million as of December 31, 2001. Our commercial paper program allows us to issue up to Cdn$1,000 million. As of December 31, 2002, we maintained revolving credit facilities in the amount of $1,440 million. In March 2003, we renewed these facilities, resulting in new total facilities of $1,545 million. Of this amount, $390 million terminates in March 2004, $375 million terminates in August 2004, and $780 million terminates in March 2008. These facilities also support our commercial paper program and, therefore, the amount available under our revolving credit facilities is reduced to the extent we have commercial paper outstanding. At December 31, 2002, after deducting outstanding commercial paper and a separately drawn amount of $49 million under the revolving facilities, we have remaining available facilities of $1,086 million. At December 31, 2001, our credit facilities were supplemented by bridge financing facilities in the amount of $1,500 million used to complete our acquisition of certain Harcourt businesses. At December 31, 2001, there were no amounts outstanding under the bridge facilities, which we terminated in January 2002.

        Commitments.    The following table presents a summary of our contractual obligations as of December 31, 2002 for the years indicated:

(millions of U.S. dollars)	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt(1)	355	382	311	651	576	1,688	3,963
Operating lease payments	200	178	150	118	106	283	1,035
Capital commitments to joint venture	9	4	—	—	—	—	13
Unconditional purchase obligations	113	63	23	10	—	—	209
Capital commitments to investees(2)	15	—	—	—	—	—	15

Total	692	627	484	779	682	1,971	5,235

(1)
After giving effect to hedging arrangements.

(2)
Payable upon demand by the investees.

        We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

        We have various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

        We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. We do not believe that additional payments would have a material impact on our financial statements. We have a capital commitment to a joint venture totaling a maximum of $13 million, which is payable only upon the attainment of certain operational milestones by the joint venture. Additionally, we have capital commitments to two equity investees totaling $15 million, which are payable upon demand of the investees.

        With certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote. In connection with one disposition, we have guaranteed certain obligations up to a maximum of $24 million. At this time, we estimate that we will be required to pay $7 million of the maximum amount, and we have accrued this estimate within "Other non-current liabilities" in our consolidated balance sheet.

        We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

        For the foreseeable future, we expect to generate cash from our operations that is sufficient to fund our future cash dividends, debt service, projected capital expenditures and tactical acquisitions that we pursue in the normal course of business.

Market Risks

        Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is carried on in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings and the value of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Changes in exchange rates between 2001 and 2002 increased our revenues by less than 1%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity. For 2002, we decreased our unrealized cumulative translation losses by $167 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

        We use hedging arrangements in the ordinary course of business to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we enter into currency swap arrangements to convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2002, 98% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. We do not enter into speculative positions through the use of derivatives or any other financial instruments.

        At December 31, 2002, after taking into account interest rate swap agreements, 91% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Using these numbers, a 1% change in interest rates would increase or decrease our full-year interest expense by approximately $4 million.

        Set forth below are the U.S. dollar equivalents of our local currency revenues and operating profit. Based on our 2002 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full year revenues and operating profit by the following amounts:

Currency	Revenues as reported	Impact on revenues	Operating Income as reported	Impact on operating income
	(millions of U.S. dollars)
U.S. dollar	6,396	—	1,045	—
British pound sterling	627	63	145	15
Euro	193	19	(7)	(1)
Canadian dollar	178	18	25	3
Australian dollar	116	12	4	—
Other	246	24	12	1

Total	7,756	136	1,224	18

        In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to certain risks that are inherent in doing business in certain jurisdictions outside North America, including difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and potential instability of international economies and governments.

Related Party Transactions

        In September 2002, we sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net (losses) gains on disposals of businesses and investments" within our consolidated financial statements for the year ended December 31, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, we are entitled to receive half of the gain, subject to certain adjustments. If Woodbridge does not recognize any such gains, we are not required to reimburse Woodbridge for any losses. In prior periods, we had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to Bell Globemedia Inc., or BGM. During August 2002, we entered into an agreement with BGM under which we paid cash to BGM equivalent to the recorded liability in order to relieve us of our obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

        In September 2002, we entered into an agreement with Woodbridge to reduce the cost of our directors and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors and officers' insurance for any amount up to $25 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge has agreed to indemnify this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $625,000, which is less than the premium that we would have paid to a third party.

        In June 2002, The Thomson Corporation PLC, a subsidiary of ours, redeemed its Series A ordinary shares held by Woodbridge for an aggregate redemption price of $0.6 million.

        Also in June 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors. We issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of our company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly-owned subsidiary was wound up into our company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed us for all costs and expenses arising from, and have agreed to indemnify us, our officers, directors and shareholders against, any liabilities which may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to our common shares or result in any other consequence to us or to our other shareholders.

        In May 2002, Woodbridge extended its commitment to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in newly issued common shares of our company for a further three years, to June 2005.

        In April 2001, we sold Jane's to a subsidiary of Woodbridge for $110 million. Additionally, in September 2001, we sold our 50% interest in Augusta Newsprint Company to Woodbridge for $190 million. In each case, we retained a financial advisor that provided an opinion on the fairness of the transaction to us from a financial point of view.

        In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of our company. Subsequently, in February 2002, the shares were exchanged for a separate preferred share issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter.

        In January 2001, we completed a transaction with BCE Inc. and Woodbridge in which we exchanged our interest in The Globe and Mail newspaper and other related assets for a 20% equity interest in BGM. We recently agreed to sell our interest in BGM as described under "Subsequent Events."

        In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services. In 2002, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

Employee Future Benefits

        In September 2002, we contributed $107 million to our principal qualified defined benefit pension plan in the United States. In November 2002, we contributed $35 million to a defined benefit pension plan in the United Kingdom. While neither contribution was required under the applicable funding rules and regulations governing each country, we decided to make the voluntary contributions in light of the steady decline in equity markets, which negatively impacted the assets available to fund the pension obligations. After the contributions, the fair value of plan assets was sufficient to fund the accumulated benefit obligation on the measurement date of each plan.

        The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected return on assets and a discount rate to measure obligations. In 2003, we will reduce our assumption of the expected rate of return on assets available to fund pension obligations to reflect the steady decline in equity markets. Similarly in 2003, we will lower our assumed discount rate used to measure obligations because of declining interest rates. These assumption changes had no impact on the 2002 cost of benefits. Management currently estimates that the anticipated change in assumptions will cause the 2003 cost of employee future benefits to increase by approximately $30 million.

Subsequent Events

        In February 2003, we entered into an agreement to sell our 20% interest in BGM to a company owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. The transaction closed on March 17, 2003.

        We had previously reduced the carrying amount of this investment by $67 million, reflecting our share of a writedown of goodwill recorded by BGM in the fourth quarter of 2002. Upon completion of the sale of our interest, we expect to realize a gain largely offsetting the non-cash writedown. One of our directors is also a director of the parent company of the financial advisor. In connection with the transaction, our Board of Directors declared a special dividend equal to the proceeds received. We paid the special dividend, equal to $0.428 per common share, on March 17, 2003.

        In February 2003, we exercised our right to redeem all of our outstanding Series V Cumulative Redeemable Preference Shares with a redemption date of April 14, 2003. We will redeem the shares at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date. Currently, there are 18,000,000 outstanding Series V preference shares.

Critical Accounting Policies

        The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

        Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.

Revenue Recognition

        Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

        Revenues from sales of products such as textbooks, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

        For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

Capitalized Software

        A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine which costs may be capitalized, as well as the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

Valuation of Identifiable Intangible Assets and Goodwill

        We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

        We review the carrying values of identifiable intangible assets with defined lives whenever events or changes in circumstances arise that indicate that their carrying amounts may not be recoverable. Examples of such events or changes in circumstances include: significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset.

        Prior to January 1, 2002, we performed impairment tests on goodwill and intangible assets with indefinite useful lives by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Expected future cash flows were based upon our best estimates given the facts and circumstances at that time. Impairments in the carrying amounts of identifiable intangible assets and goodwill were expensed.

        Effective January 1, 2002, we adopted the provisions of the Canadian Institute of Chartered Accountants, or CICA, Handbook Section 3062, Goodwill and Other Intangible Assets. Accordingly, since that date we have tested the recoverability of identifiable intangible assets with indefinite useful lives by comparing carrying amounts to their fair values at least annually or when the conditions referred to above arise. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable intangible assets with indefinite useful lives and goodwill will be expensed.

        CICA Handbook Section 3062 requires that goodwill be tested for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. In accordance with CICA Handbook Section 3062, we test goodwill for impairment using a two-step approach.

  •
  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

        We test goodwill for impairment on an annual basis, or more often if an event or condition arises that would more likely than not reduce the fair value of a reporting unit below its carrying amount, or when we dispose of a portion of a reporting unit.

        In connection with the initial adoption of the new accounting standard, we performed a transitional impairment test of the carrying amounts of identifiable intangible assets with indefinite useful lives and goodwill. In 2002, we recognized a transitional impairment of $183 million after tax which, in conformity with the standard, was treated as a change in accounting principle and charged directly to opening retained earnings in our consolidated balance sheet for the year ended December 31, 2002.

        As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

Investments

        We use the equity method of accounting to account for investments in businesses over which we have the ability to exercise significant influence. Under the equity method, we initially record investments at cost and subsequently adjust the carrying amounts to reflect our share of net earnings or losses of the investee companies. We reduce the carrying amounts for dividends received. We use the cost method of accounting to account for investments in businesses over which we do not have the ability to exercise significant influence.

        To determine whether or not we have significant influence, we consider the percentage of the investment we own, whether we have representation on the board of the investee, our voting rights, as well as any other influential relationships which may exist with respect to the investee.

        We regularly review the fair value of investments to determine if an impairment that is other than temporary has occurred. Because many of the entities in which we invest are not publicly traded, the determination of fair value requires us to make estimates. To the extent that our estimates differ from actual fair value, any required change to the carrying amounts of our investments will affect future reporting periods.

Income Taxes

        We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Employee Future Benefits

        The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are reevaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise on the selection of assumptions.

New Accounting Pronouncements

        The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the CICA have recently issued several accounting standards that are applicable to our activities.

Effective for the year ended December 31, 2002:

  •
  CICA Handbook Section 1650, Foreign Currency Translation;

  •
  CICA Handbook Section 3062, Goodwill and Other Intangible Assets;

  •
  CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments;

  •
  CICA Handbook Section 3063, Impairment of Long-Lived Assets; and

  •
  EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent

Effective in future periods:

  •
  CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations;

  •
  Accounting Guideline AcG-13, Hedging Relationships;

  •
  EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments;

  •
  EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits; and

  •
  EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

        An overview of each of these standards follows:

        CICA Handbook Section 1650, Foreign Currency Translation.    Amended Handbook Section 1650 eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items. The adoption of amended Handbook Section 1650 did not have a material effect on our financial position or results of operations.

        CICA Handbook Section 3062, Goodwill and Other Intangible Assets.    This Handbook Section requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to impairment tests at least annually, or more frequently if events or changes in circumstances indicate that the asset in question might be impaired. We have completed our initial impairment review and have recognized transitional impairment charges of $183 million, after tax, for the year ended December 31, 2002. In accordance with the requirements of the new Handbook Section, the transitional impairment charge was recorded to the opening balance of retained earnings in our consolidated balance sheet.

        CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.    This Handbook Section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method had been used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. We have historically accounted for our stock appreciation rights and other stock-based payments as outlined in the provisions of Handbook Section 3870. As such, this standard did not change our method of accounting, nor did it have any impact on our financial position or results of operations. We do not currently use the fair value-based method and, therefore, have disclosed the required pro forma information in the notes to the accompanying financial statements. Beginning with the first quarter of 2003, we will charge to earnings the fair value of all the stock options we have issued, with restatement of prior periods.

        CICA Handbook Section 3063, Impairment of Long-Lived Assets.    Effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. This standard harmonizes Canadian GAAP for impairment of long-lived assets with U.S. GAAP. We have adopted the provisions of Handbook Section 3063 for the year ended December 31, 2002.    The adoption of Section 3063 did not have a material effect on our financial position or results of operations. The key aspects of Handbook Section 3063, issued in December 2002, are as follows:

  •
  a long-lived asset is impaired when its carrying amount exceeds its fair value;

  •
  an impairment loss shall only be recognized when the long-lived asset's carrying amount is not recoverable and exceeds its fair value;

  •
  an impairment loss shall be measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value; and

  •
  various disclosures related to impaired assets are required.

        EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent.    In December 2001, the EIC issued EIC Abstract 123, which essentially harmonized Canadian GAAP on this issue with U.S. GAAP. The consensus in EIC Abstract 123 was effective for fiscal years beginning after December 6, 2001. The consensus states that whether an enterprise should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on relevant facts and circumstances. The consensus provides a list of factors that should be considered in making the evaluation. We have applied the consensus in EIC Abstract 123 for the year ended December 31, 2002, with no material impact to our statement of earnings presentation.

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations.    Effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        We expect that Handbook Section 3475 will have an impact only upon the presentation of the financial statements.

        Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Effective for periods after the adoption of AcG-13. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        We are in the process of assessing the impact of AcG-13 and EIC Abstract 128, the final outcome of which will reflect the financial instruments in place at the date of adoption.

        EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits.    In January 2003, the EIC issued Draft Abstract D-25, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. Although issued as a draft, the accounting treatment must be applied prospectively to exit or disposal activities initiated after December 31, 2002. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with U.S. GAAP.

        EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring).    Also in January 2003, the EIC issued Draft Abstract D-26, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with U.S. GAAP. The Draft Abstract addresses costs including, but not limited to:

  •
  termination benefits provided to current employees whose employment is involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract;

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Draft Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Draft Abstract is effective for all exit or disposal activities initiated after December 31, 2002.

Quarterly Information (unaudited)

        The following table presents a summary of our segments and consolidated operating results for each of the eight quarters ended March 31, 2001 through December 31, 2002.

        The following table includes measurements for EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 24 to our consolidated financial statements.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars)
	2002	2001	2002	2001	2002	2001	2002	2001
Revenues
Legal & Regulatory	665	623	733	688	729	695	834	838
Learning	397	241	451	312	765	676	677	622
Financial	392	400	389	403	382	390	380	392
Scientific & Healthcare	168	156	182	160	178	158	252	218
Corporate and other(1)	43	49	56	64	45	49	57	60
Eliminations	(9)	(9)	(11)	(7)	(6)	(9)	(13)	(7)

	1,656	1,460	1,800	1,620	2,093	1,959	2,187	2,123
Disposals(2)	6	37	9	15	2	18	3	5

	1,662	1,497	1,809	1,635	2,095	1,977	2,190	2,128

EBITDA(3)
Legal & Regulatory	138	128	226	207	233	213	331	312
Learning	(12)	(10)	55	46	263	205	214	165
Financial	97	91	101	98	100	99	120	113
Scientific & Healthcare	33	27	38	34	38	34	97	79
Corporate and other(1)	(26)	(10)	2	(2)	4	(5)	10	(35)

	230	226	422	383	638	546	772	634
Disposals(2)	(2)	1	1	2	(1)	(1)	—	(5)

	228	227	423	385	637	545	772	629

Adjusted operating profit (loss)(3)
Legal & Regulatory	99	91	186	171	195	177	289	274
Learning	(41)	(35)	23	16	207	150	165	133
Financial	57	54	60	62	55	61	77	75
Scientific & Healthcare	26	21	32	28	31	29	90	72
Corporate and other(1)	(31)	(12)	(2)	(5)	—	(7)	4	(36)

	110	119	299	272	488	410	625	518
Disposals(2)	(1)	(2)	(1)	2	(3)	(1)	1	(8)

	109	117	298	274	485	409	626	510

        The following table includes measurements for adjusted earnings and earnings per common share which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in this management's discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)
	2002	2001	2002	2001	2002	2001	2002	2001
Earnings (loss) attributable to common shares
From continuing operations	(34)	151	91	110	256	147	274	249
From discontinued operations	—	16	—	7	—	64	9	5

	(34)	167	91	117	256	211	283	254

Basic earnings (loss) per common share(4)
From continuing operations	$(0.05)	$0.24	$0.14	$0.18	$0.39	$0.23	$0.42	$0.40
From discontinued operations	—	$0.03	—	$0.01	—	$0.11	$0.02	—

	$(0.05)	$0.27	$0.14	$0.19	$0.39	$0.34	$0.44	$0.40

Diluted earnings (loss) per common share(4)
From continuing operations	$(0.05)	$0.24	$0.14	$0.18	$0.39	$0.23	$0.42	$0.40
From discontinued operations	—	$0.03	—	$0.01	—	$0.11	$0.02	—

	$(0.05)	$0.27	$0.14	$0.19	$0.39	$0.34	$0.44	$0.40

Supplemental information
Earnings from continuing operations as above	(34)	151	91	110	256	147	274	249
Adjust: one-time items, net of tax, resulting from net (gains) losses on disposals of businesses and investments, restructuring charges, proportionate share of goodwill impairment recognized by equity-method investee and effect of new accounting standard(5)	2	(144)	3	25	3	54	99	53

Adjusted earnings from continuing operations	(32)	7	94	135	259	201	373	302
Adjusted basic and diluted earnings per common share from continuing operations	$(0.05)	$0.01	$0.15	$0.22	$0.40	$0.32	$0.57	$0.48

(1)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with our stock appreciation rights.

(2)
Disposals include the results of businesses sold or held for sale.

(3)
Before amortization and restructuring costs.

(4)
Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period.

(5)
Represents the reduction of amortization of identifiable intangible assets and goodwill as if the new accounting rules were in effect in 2001.

Outlook

        Our financial targets over the long term remain the achievement of average annual revenue growth between 7% and 9%, the expansion of EBITDA margins and the improvement of our free cash flow generation. Early indications suggest that continued economic softness and market uncertainty will continue in 2003. In this environment we do not expect to achieve our long-term revenue growth targets in 2003. However, we anticipate that our overall revenues will continue to grow despite softness in some areas. EBITDA margins are expected to continue to expand and we will maintain our focus on driving free cash flow in 2003.

        Certain information in this management's discussion and analysis, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS